FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of January, 2005 (Report No. 2)
Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F X      Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first three paragraphs of the press release attached as Exhibit 10.2 to this Report on Form 6-K are hereby incorporated by reference into:
(i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant's Registration Statement on
Form S-8, Registration No. 333-09840; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146;
(iv)  the  Registrant's  Registration  Statement  on  Form  S-8,
Registration No. 333-14238; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Announces Conference Call to Discuss Fourth Quarter and FY 2004 Results and Reaffirms Previous Guidance. Dated: January 5, 2005.

2. Press Release: Retalix Ltd. Announces Acquisition of the Remaining 49% of UNIT S.p.A from Getronics, and the Formation of Retalix Italia. Dated: January 19, 2005.

3. Press Release: Supersol, Israel's Largest Supermarket Chain, Deploys the Retalix B2B Retail Exchange. Dated: January 23, 2005.

4. Press Release: Redner's Warehouse Markets Selects the Retalix Store-Level Forecasting and Auto-Replenishment Solution. Dated: January 30, 2005.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Retalix Limited
                                                 (Registrant)
    Date: February 3, 2005                       /s/ Guy Geri
                                            -------------------------
                                            By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1 Press Release: Retalix Ltd. Announces Conference Call to Discuss Fourth Quarter and FY 2004 Results and Reaffirms Previous Guidance. Dated: January 5, 2005.

10.2 Press Release: Retalix Ltd. Announces Acquisition of the Remaining 49% of UNIT S.p.A from Getronics, and the Formation of Retalix Italia. Dated: January 19, 2005.

10.3 Press Release: Supersol, Israel's Largest Supermarket Chain, Deploys the Retalix B2B Retail Exchange. Dated: January 23, 2005.

10.4 Press Release: Redner's Warehouse Markets Selects the Retalix Store-Level Forecasting and Auto-Replenishment Solution.
             Dated: January 30, 2005.

                                  EXHIBIT 10.1

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940
-------------------------


FOR IMMEDIATE RELEASE

                Retalix Ltd. Announces Conference Call to Discuss
                       Fourth Quarter and FY 2004 Results
                         And Reaffirms Previous Guidance

Ra'anana, Israel, January 5, 2005 -- Retalix Ltd. (Nasdaq: RTLX) announced today that it will be holding a conference call to discuss results for the fourth quarter and FY 2004 on Wednesday, February 16, 2005 at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Participating in the call will be Retalix CEO Barry Shaked and CFO Danny Moshaioff. Fourth quarter results will be released on Wednesday, February 16, 2005 at 5:00 AM EST (2:00 AM PST and 12:00 Israeli Time).

Retalix reaffirmed its previous 2004 guidance, and stated that it anticipates fourth quarter revenues to exceed $34 million and total revenues for the FY 2004 to exceed $122 million. According to its previous guidance, Retalix anticipates annual net income for the FY 2004 to exceed $5.5 million.

The conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                       ###

                                  EXHIBIT 10.2


Contact Information:

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940
-------------------------

FOR IMMEDIATE RELEASE

         Retalix Ltd. Announces Acquisition of the Remaining 49% of UNIT
           S.p.A from Getronics, and the formation of Retalix Italia

Ra'anana, Israel, January 19, 2005 - Retalix Ltd. (NASDAQ: RTLX), announced today that it acquired the remaining 49% of UNIT S.p.A. from Getronics, in a transaction that was completed in December 2004. Combined with Retalix's already existing 51% holdings of Unit, announced on August 9th 2004, Retalix completed its acquisition of Unit S.p.A, and now controls 100% of the its stock. The total acquisition cost was 2.8 million Euro in cash.

Founded in 1985 and headquartered in Bollengo, Italy, UNIT has been a fully owned subsidiary of Getronics S.p.A since 1999. UNIT delivers specialized software and hardware solutions for the food and petrol retail industries in Italy and Europe. For the twelve months ended December 31, 2003, UNIT S.p.A. had revenues of approximately 8 million Euro.

Unit S.p.A is now in the process of being registered and launched as Retalix Italia S.p.A, and will focus on the delivery, deployment and support of the Retalix advanced enterprise-wide retail solutions to the Italian food and fuel retail market.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                  EXHIBIT 10.3


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940
-------------------------


FOR IMMEDIATE RELEASE

                  Supersol, Israel's Largest Supermarket Chain,
                    Deploys the Retalix B2B Retail Exchange

                   Supersol started conducting trade with its
                 suppliers on IREX - the web-based collaboration platform, developed by Retalix and operated by
                                StoreNext Israel

Petah Tikva and Rishon LeZion, Israel, January 23, 2005 - StoreNext Israel, a subsidiary of Retalix Ltd. (Nasdaq: RTLX), and Supersol, Israel's largest supermarket chain, announced today that Supersol has chosen to manage the trading processes with its suppliers through IREX - a collaborative electronic B2B exchange developed by Retalix.

IREX (Israeli Retalix Exchange) is a web-based application suite, which streamlines trading processes between the chain and its suppliers, reduces operational costs of the trading partners and increases supply chain efficiencies. IREX was developed by Retalix at a cost of approx. $5 Million, and is operated by StoreNext Israel, Retalix' subsidiary.

Following the successful project pilot, Supersol decided to deploy IREX as its platform for trading and sharing information with its suppliers. Amongst the leading Israeli suppliers and manufacturers that have already joined IREX, are: Strauss-Elite Foods, Osem-Nestle, Unilever Israel, CBC (Coca-Cola Israel), Hogla-Kimberley and Netto. Many additional suppliers are expected to join during 2005. Later on, other retail chains will join, forming a single electronic retail exchange for the Israeli retail industry.

Supersol's category mangers and suppliers use IREX to update product information, manage store varieties, set up and execute price changes and promotions - all this via collaborative, structured electronic workflows. In addition, through IREX, suppliers receive updated sales and inventory information regarding their products in the Supersol stores.

Effi Rosenheus, Supersol CEO, said: "Supersol views IREX as a strategic element in making our supplier collaboration more efficient. Supersol has been the pioneer of implementing EDI messaging between suppliers and retail chains in Israel, and we are proud to lead the way in implementing retailer-supplier electronic trading. After several months of working with IREX, we are convinced that this solution provides us and the suppliers with the necessary tools for conducting trade in the 21st century".

Eli Gidor, Supersol Vice President of Trading, said: "The chain and the suppliers all derive great benefits from using IREX. By trading through IREX, our category managers and the suppliers' commercial managers can enjoy greater process transparency and traceability, more efficient catalog management and easier invoice reconciliation".

Strauss-Elite Foods is one of the first suppliers to join IREX and enjoy its benefits. Giora Bar-Dea, CEO of Strauss-Elite, said: "The cooperation between us and Supersol has improved significantly since we started streamlining our trade processes through IREX. Additionally, by receiving online information about the movement of our products in the stores, we are able to react faster to the trends and increase our sales".

Barry Shaked, Retalix CEO and Chairman of StoreNext Israel, said: "Many of the world's leading retail chains are already operating online collaboration with their suppliers, and Retalix is proud to be the leader of this process in Israel. Supersol's success with the IREX project has created interest among other Retalix customers around the world".

IREX is operated by StoreNext Israel, which is owned by Retalix, CBC (Coca-Cola Israel), IsraCard and DIC (Discount Investment Corporation). Yoram Sagy, CEO of StoreNext Israel, said: "StoreNext has always worked to streamline trading processes between retailers and suppliers through collaborative electronic trading solutions and services. The selection of IREX by Supersol has encouraged many other Israeli retailers and suppliers to join and trade through the IREX Retail Exchange."


About StoreNext Israel
StoreNext Israel provides information, retail management and B2B electronic commerce services to Israel's leading retail chains, independent supermarkets and suppliers.
StoreNext operates online solutions providing operational and financial services to independent chains and retailers.
StoreNext operates EDI messaging network, connecting between leading chains and independent retailers to exchange hundreds of suppliers and also provides sales and operational data to the suppliers.
Established in 2000, StoreNext Israel is owned by Retalix, CBC (Coca-Cola Israel), IsraCard and DIC (Discount Investment Corporation). StoreNext web site (Hebrew only): www.StoreNext.co.il


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries.
For more information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of
ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                       ###

                                  EXHIBIT 10.4

Contact Information:

CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Retalix USA
(818) 789-0100                                          (469) 241-8400
crocker.coulson@ccgir.com                               infousa@retalix.com
-------------------------

FOR IMMEDIATE RELEASE

                 Redner's Warehouse Markets Selects the Retalix
             Store-Level Forecasting and Auto-Replenishment Solution

   Grocery retailer aims to increase order efficiency and reduce out-of-stocks

Dallas, TX, January 30, 2005 - Retalix USA (NASDAQ: RTLX), announced today that Redner's Warehouse Markets, a supermarket chain in Pennsylvania and Eastern New York, selected the Retalix DemandAnalytx store forecasting and ordering solution.

DemandAnalytx (DAX) is a demand forecast and order optimization solution which enables retailers, manufacturers and distributors to achieve dramatic improvements in key metrics of supply chain performance. DAX is fully web-enabled, and utilizes sophisticated algorithms to interpret point-of-sale data, forecast store-level demand and optimize replenishment orders, while taking into account the full complexity of the grocery retail environment.

Project work is already under way for the pilot stores, which are planned to go live in March 2005. The rollout to the full chain is planned to be completed by year-end.

"We are very excited about the Retalix's DemandAnalytx capabilities," says Richard Redner, President of Redner's Warehouse Markets. "The pilot is being conducted in dry grocery as well as dairy, and at this early stage of the project we can already see that Retalix will help us with streamlining our ordering process".

John Sweigart, Redner's IT Director, added: "We believe that this solution will help us reduce inventory, improve the ordering process, and add efficiencies to our own distribution centers with more accurate, timely orders. The level of support we received from the Retalix implementation team has been tremendous."

"We are very pleased about Redner's selection of DAX", said Barry Shaked, Retalix CEO. "DAX offers a sophisticated and flexible forecasting and ordering platform for supermarket and convenience store operators. Leveraging point-of-sale data, DAX is able to create a very accurate forecast of store-specific consumer demand. This forecast provides the means to drive an efficient order, which helps reduce out-of-stocks, and increases return on inventory investment. I am positive that Retalix's continued investment in the area of downstream supply chain efficiencies, will drive significant cost-saving benefits to our customers."



About Redner's
Redner's currently operates 37 Warehouse Markets and 11 Redner's Quick Shoppe convenience stores throughout Eastern Pennsylvania and Eastern New York. For further information, please visit the company's web site at www.rednersmarkets.com


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Company's web site at www.retalix.com.



Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #